                           BRILLIANT SUN INDUSTRY CO.

August 1, 2001

U.S. Securities and Exchange Commission
450 5th St. N.W.
Washington, DC 20549

Re:      Withdrawal of Registration Statement of Form S-4
         File No. 333-93767

Dear Sirs:

We hereby withdraw the above registration statement.

Sincerely,

/s/ M. Williams
    M. Williams
    President